EXHIBIT 16.1

KPMG LLP
700 Louisiana Street
Houston, TX 77002

March 3, 2006

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for the Halliburton Savings Plan (the “Plan”) and, under the date of June 25, 2004, we reported on the financial statements and supplemental schedule of the Plan as of December 31, 2003 and 2002 and for the years then ended. On January 12, 2005, our appointment as principal accountants for the Plan was terminated. We have read the Plan’s statements included under Item 4.01 of its Form 8-K dated March 3, 2006, and we agree with such statements except that we are not in a position to agree or disagree with the Plans’ statements that (i) the change was approved by the Plan’s Benefits Committee, or (ii) the statements in Item 4.01 (b).

Very truly yours,

/s/KPMG LLP
(KPMG)